BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2013 and provides an update to our annual MD&A dated March 6, 2013 for the fiscal year ended December 31, 2012. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2012. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated May 2, 2013.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, availability of funding and funding requirements, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our annual information form. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

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The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 8.9 litre), heavy-duty- (11 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive, alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, to date, we have sold over 73,000 natural gas and propane engines and fuel systems to customers in more than 19 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as eight of the world's top ten automotive manufacturers.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. We have invested over $400 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. Our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

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We leverage our proprietary technology by partnering with the world's leading diesel engine and truck original equipment manufacturers (“OEMs”) to develop, manufacture and distribute our engines and fuel systems to a diverse group of global truck and bus OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Internal operating segments include: Applied Technologies, On-Road Systems, New Markets and Off-Road Systems, and Corporate and Technology Investments. In addition, Westport has a diverse set of OEM development relationships and joint ventures.

The principle focus and responsibilities of the reporting alignments are summarized below:

Applied Technologies

The Applied Technologies business unit (“Applied Technologies”) designs, manufactures and sells compressed natural gas ("CNG"), liquefied petroleum gas ("LPG"), and liquefied natural gas ("LNG") components and subsystems to over 20 global OEMs including Fiat, Volkswagen, the GAZ Group, Toyota, Chrysler, Tata, and General Motors (“GM”) and to aftermarket customers in over 60 countries. Sales from Westport wholly owned Italian subsidiaries OMVL S.p.A. ("OMVL") and Emer S.p.A. ("Emer") and Westport’s Australian operations are reported under Applied Technologies and are made either directly to OEMs or through one of their many distributors. Applied Technologies designs and manufactures a range of components from pressure regulators, injectors, ECUs and valves, to filters; sells monofuel and bi-fuel conversion kits; and also offers full engine management solutions and systems that can be launched quickly at a competitive price. Applied Technologies provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia and North and South America.

On-Road Systems

The On-Road Systems business unit (“On-Road Systems”) engineers, designs, assembles and sells complete engine and vehicle systems for automotive, light commercial, trucking and industrial applications. Westport’s existing On-Road Systems OEM customers and partners include Ford, GM, PACCAR Inc. ("PACCAR") (Kenworth and Peterbilt, a PACCAR company), Volvo Car Corporation ("Volvo Car"), AktieBolag Volvo (“AB Volvo”), and Clark Material Handling ("Clark"). Current products include the Westport WiNG™ Power System (“Westport WiNG System”) for the Ford F-250/F-350 and F-450/F-550 bi-fuel (CNG and gasoline) Super Duty pickup truck, WestportTM 15L product using Westport high pressure direct injection (“WestportTM HPDI”) technology and offered in Peterbilt and Kenworth heavy-duty trucks, Volvo Car bi-fuel systems (CNG and gasoline) for the V70 wagon, and WestportTM 2.4L industrial engines sold to Clark and Cummins Western Canada for forklift and oilfield applications, respectively.

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On-Road Systems also has additional product development activities underway with AB Volvo for Westport HPDI-powered heavy-duty trucks and advanced engineering development with GM for light-duty vehicles. To facilitate faster adoption of natural gas vehicles, the On-Road Systems business unit also provides additional products and services such as the new WestportTM LNG Tank System and JumpStart mobile fuel services. Growth drivers include growing existing product sales, new product introduction and market expansion.

New Markets and Off-Road Systems

The New Markets and Off-Road Systems business unit (“New Markets and Off-Road Systems”) has been exploring opportunities for using LNG fuel in the large, off-road engine applications like rail, mining, marine and oil & gas. Westport’s existing New Markets and Off-Road Systems OEM customers and partners include Caterpillar Inc. ("Caterpillar") and Weichai Power Co. Ltd. ("Weichai"). In June of 2012, Westport and Caterpillar signed an agreement to collaborate and bring Westport's HPDI technology into these markets. The initial focus of New Markets and Off-Road Systems is on developing Westport HPDI-based large mine trucks and main line locomotives and the Weichai Westport Inc. ("WWI") 12L development program.

Revenues are expected to come from product and component sales, the cryogenic vessels required to store the LNG, and the control systems which deliver fuel to the engine associated with such vehicles. There is a large market opportunity for cryogenic systems where Westport has technology in LNG storage and pump configurations for transportation based on years of experience in On-Road Systems. Westport currently provides a number of cryogenic tank system solutions to carry fuel for large non-Westport HPDI LNG off-road engines currently available as interim solutions in mining, marine and rail until the release of the higher diesel substitution solutions based on direct injection.

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Corporate and Technology Investments

The Corporate and Technology Investments business unit ("Corporate and Technology Investments") includes investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long term product development and future return on investments.

Westport Joint Ventures

Cummins Westport Inc.

Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium to heavy-duty engine markets. CWI engines are offered by many OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks.

Weichai Westport Inc.

Weichai Westport Inc. (“WWI”), a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd., ("Weichai Holding") (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) to focus on the Chinese market. WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally. WWI's facility in China currently has an annual production capacity of 40,000 engines.

GENERAL DEVELOPMENTS

On February 5, 2013, CWI announced it is supplying engines for two of the largest natural gas transit fleet orders in North America, LA Metro and San Diego Metropolitan Transit System for over 900 natural gas buses powered by Cummins Westport ISL G engine.

On February 27, 2013, Westport announced that its proven Westport WiNG™ Power System, a compressed natural gas (CNG) bi-fuel system, will be available for order on the Ford F-450 and F-550 Super Duty Chassis Cab trucks starting April 1, 2013.

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On February 28, 2013, Westport announced an agreement with leading global clean energy provider ENN Group aimed at the proliferation of natural gas and liquefied natural gas (LNG) transportation solutions and fuel for on-road, off-road, rail and marine applications.

On March 19, 2013, Westport announced that the Ford F-Series Super Duty trucks with the Westport WiNG™ Power System will soon be available to Canadian customers. To serve the Canadian market, Westport is opening an integration centre in Windsor, Ontario with trucks expected to be ready for delivery to customers by late June 2013.

On March 19, 2013, Westport announced a co-marketing agreement with Clean Energy Fuels Corp. to encourage the use of natural gas vehicles and the establishment of the growing fueling infrastructure across North America. The companies will bundle the Westport™ LNG Tank System—optimized for use with the Cummins Westport ISL G or the new Cummins Westport ISX12 G engines—and a long-term fuel contract with Clean Energy into a package for qualified customers.

On March 21, 2013, CWI announced that it had received certification for its Cummins Westport ISX12 G engine from the U.S. Environmental Protection Agency (EPA), meeting both the EPA 2013 regulations and the new greenhouse gas and fuel-efficiency rules that will take effect in 2014. Limited production of the ISX12 G began in April, with full production scheduled to start in August.

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SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three months ended March 31, 2013 and the three months ended March 31, 2012:

Selected Consolidated Statements of Operations Data
	Three months ended March 31,
	2013	2012

(expressed in millions of United States dollars, except for per share amounts and shares outstanding)

Total revenue	$30.1	$36.0
Gross margin	8.1	8.9
GM %	27%	25%

Net loss	(31.8)	(22.6)
Net loss per share – basic and diluted (1)	(0.57)	(0.44)

Weighted average shares outstanding	55,342,332	50,883,897

Cash used in operations before changes in non-cash working capital (2)	(29.1)	(21.0)

(1)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.
(2)	See non-GAAP financial measures.

The following table sets forth a summary of our financial position as at March 31, 2013 and December 31, 2012:

Selected Balance Sheet Data

	March 31, 2013	December 31, 2013

Cash and short-term investments	$173.9	$215.9
Total assets	444.5	490.1
Long-term financial liabilities (1)	49.3	52.2

(1) Excluding warranty liability, deferred revenue, deferred income tax liabilities and other long-term liabilities.

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SELECTED FINANCIAL INFORMATION (continued)

The following table sets forth a summary of the financial results of our joint ventures for the three months ended March 31, 2013 and the three months ended March 31, 2012:

Selected CWI Statements of Operations Data
	Three months ended March 31,
	2013	2012

(expressed in millions of United States dollars)

Total revenue	$44.7	$52.7
Gross margin	12.3	19.6
GM %	28%	37%

Income before income taxes	1.3	15.0

Income attributable to the Company	0.8	4.8

Selected WWI Statements of Operations Data
	Three months ended March 31,
	2013	2012

(expressed in millions of United States dollars)

Total revenue	$105.9	$37.2
Gross margin	7.0	6.2
GM %	7%	17%

Income before income taxes	3.4	2.0

Income attributable to the Company	1.0	0.6

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OVERVIEW OF THREE MONTHS ENDED MARCH 31, 2013 RESULTS

Total Consolidated Revenues
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2013	2012	$	%

Applied Technologies	$23.3	$23.3	$-	-
On-Road Systems	5.8	12.7	(6.9)	-54%
Corporate and Technology Investments	1.0	-	1.0	n/a
Total consolidated revenues	$30.1	$36.0	$(5.9)	-16%

Operating Results

For the three months ended March 31, 2013, our consolidated revenues were $30.1 million compared to $36.0 million in the prior year period, a decrease of $5.9 million, or 16%. The decrease in revenue was primarily driven by a decrease in On-Road Systems revenue of $6.9 million mainly due to sale of only 3 Westport 15L systems compared to 151 Westport 15L systems in the prior year period offset by Westport WiNG System sales in the current year period compared to no sales in the comparative period as the product launch occurred in the second quarter of the prior year.

Consolidated net loss attributable to the Company for the three months ended March 31, 2013 was $31.8 million, or $0.57 loss per diluted share, compared to a $22.6 million net loss, or $0.44 loss per diluted share, for the three months ended March 31, 2012. The $9.2 million increase in net loss was primarily due to an increase in segment operating loss in Corporate and Technology Investments of $7.5 million, Off-Road Systems of $1.0 million, a decrease in segment operating income in Applied Technologies of $0.9 million, net decrease in our share of equity income of $4.0 million from CWI, offset by decrease in segment operating loss in On-Road Systems of $1.2 million. Included in our net loss for the three months ended March 31, 2013 is $3.0 million net foreign exchange gains attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, our net loss and net loss per share was $34.8 million and $0.63, respectively.

Cash, cash equivalents and Investments

As of March 31, 2013, our cash, cash equivalents and short-term investments balance was $173.9 million compared to $215.9 million at December 31, 2012. For the three months ended March 31, 2013, cash used in operations was $33.4 million with $29.1 million used for operating purposes and $4.3 million related to changes in working capital. We purchased $8.2 million of property and equipment and repaid a portion of our long-term debt within Emer totaling $1.8 million. We issued shares through the exercise of stock options, which resulted in an additional $0.1 million in cash and received dividends from our joint ventures of $1.5 million.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in Note 2 of our fiscal year ended December 31, 2012 annual consolidated financial statements. We have identified several policies as critical to the measurement of our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year ended December 31, 2012 annual consolidated financial statements and our 2012 Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Balance sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In January 2013, the FASB issued ASU No. 2013-01 (“ASU 2013-01”), to clarify the scope of the new offsetting disclosures in ASU 2011-11. The ASU clarifies that the scope includes birfurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements. The new guidance is to be applied retrospectively. These updates were effective for the Company on January 1, 2013. The adoption of the updates does not materially impact the Company’s consolidated financial statements.

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Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 purpose is to improve the reporting of reclassifications out of accumulated other comprehensive income. Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2013. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

Foreign Currency Matters

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 is to resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. ASU 2013-05 requires that for transactions with a foreign entity, a parent should not reclassify into earnings an allocated portion of the CTA when its foreign entity sells a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within the foreign entity, unless the sale represents a complete or substantially complete liquidation of the foreign entity. For sales or other transactions that result in the loss of control over the foreign entity, the loss of controlling financial interest in a foreign entity would be accounted for as a sale. This would result in the entire CTA being reclassified into earnings. Furthermore, when a parent obtains a controlling financial interest in a financial entity that was previously an equity method investment, CTA should be reclassified to earnings. Where there is a partial sale of an equity method investment, the CTA should be reclassified on a pro rata share of CTA being reclassified into earnings. This new guidance is to be applied prospectively and is effective for annual reporting periods beginning on or after December 15, 2013 and interim periods within those annual periods. We do not expect ASU 2013-05 to have any impact on the Company’s consolidated financial statements.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three month period ended March 31, 2013, there were no changes to our internal control over financial reporting that could materially impact the consolidated financial statements.

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Total Revenue

The following table summarizes total revenue by segment for the three months ended March 31, 2013 compared to three months ended March 31, 2012:

Total Revenues
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2013	2012	$	%

Applied Technologies	$23.3	$23.3	$-	-
On-Road Systems	5.8	12.7	(6.9)	-54%
New Markets and Off-Road Systems	-	-	-	-
Corporate and Technology Investments	1.0	-	1.0	n/a
CWI	44.7	52.7	(8.0)	-15%
WWI	105.9	37.2	68.7	185%
Total segment revenues	$180.7	$125.9	$54.8	44%

Less: Equity investees' revenues	$150.6	$89.9	60.7	68%

Total consolidated revenues	$30.1	$36.0	$(5.9)	-16%

Applied Technologies revenue for the three months ended March 31, 2013 was $23.3 million, comparable to the same period last year.

On-Road Systems revenue for the three months ended March 31, 2013 decreased $6.9 million, or 54% from $12.7 million to $5.8 million. The decrease related to shipments of 3 Westport 15L systems compared to 151 Westport 15L systems for the three months ended March 31, 2012, which resulted in a decrease in revenue of $8.5 million from $8.7 million in the prior year period to $0.2 million in the current year and decrease of $1.6 million in revenue generated from the bi-fuel systems for the V70 wagon to $0.9 million in the current year from $2.5 million in the prior year period. These decreases in revenue were offset by an increase in revenue of $2.0 million from the Westport WiNG System for the F-250/F-350 bi-fuel Super Duty pickup truck in the United States and an increase of $0.2 million due to increased shipments of 2.4 litre industrial systems to forklift and oilfield customers. On-Road parts revenue for the three months ended March 31, 2013 increased $0.6 million to $1.3 million compared to $0.7 million for the three months end March 31, 2012.

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New Markets and Off-Road Systems is a new business unit and has not generated revenue in the current or prior year periods.

Corporate and Technology Investments revenue for the three months ended March 31, 2013 was $1.0 million compared to no revenue recognized during the prior year period. Included in the current year we recognized $1.0 million under our development agreements due to the services provided during the period. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the three months ended March 31, 2013 decreased $8.0 million, or 15% from $52.7 million to $44.7 million. CWI product revenue for the three months ended March 31, 2013 decreased $8.9 million, or 26%, to $34.7 million on sales of 1,313 units compared to $43.6 million and 1,943 units for the three months ended March 31, 2012, which was primarily attributed to lower sales volume of engines in Asia and Latin America due to a large transit bus shipment in the prior year period. CWI parts revenue for the three months ended March 31, 2013 was $10.0 million compared with $9.1 million for the three months end March 31, 2012. The number of engines in the field, their age and their reliability impact parts revenue each period.

WWI revenue for the three months ended March 31, 2013 increased $68.7 million, or 185% from $37.2 million to $105.9 million. WWI shipped 8,529 units for the three months ended March 31, 2013 compared with 2,728 units for the three months ended March 31, 2012.

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Gross Margin

The following table presents gross margin by segment for the three months ended March 31, 2013 compared to three months ended March 31, 2012:

Gross Margin
(expressed in millions of U.S. dollars)
	Three months ended		Three months ended
	March 31,	% of Revenue	March 31,	% of Revenue	Change
	2013		2012		$	%

Applied Technologies	$6.7	29%	$6.6	28%	$0.1	2%
On-Road Systems	0.4	7%	2.3	18%	(1.9)	-83%
New Markets and Off-Road Systems	-	-	-	-	-	-
Corporate and Technology Investments	1.0	100%	-	-	1.0	n/a
CWI	12.3	28%	19.6	37%	(7.3)	-37%
WWI	7.0	7%	6.2	17%	0.8	13%
Total segment gross margin	$27.4	15%	$34.7	28%	$(7.3)	-21%

Less: Equity investees' gross margin	$19.3	13%	$25.8	29%	(6.5)	-25%

Total consolidated gross margin	$8.1	27%	$8.9	25%	$(0.8)	-9%

Gross margin is calculated as revenue less cost of product and parts revenue (excluding any depreciation and amortization). The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales.

Applied Technologies gross margin increased $0.1 million to $6.7 million, or 29% of revenue, for the three months ended March 31, 2013 compared to $6.6 million, or 28% of revenue for the three months ended March 31, 2012. The increase in gross margin percentage is due to product mix.

On-Road Systems gross margin decreased $1.9 million to $0.4 million, or 7% of revenue from $2.3 million, or 18% of revenue for the three months ended March 31, 2012. The decrease in gross margin percentage was due to lower absorption of fixed overhead costs as a result of low unit deliveries and product mix during the period.

Corporate and Technology Investments gross margin increased $1.0 million from $nil to $1.0 million. The gross margin percentage was 100% as Corporate and Technology Investments gross margin relates entirely to service revenue under our development agreements.

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CWI gross margin decreased $7.3 million to $12.3 million, or 28% of revenue from $19.6 million or 37% of revenue. CWI product margin and product gross margin percentage for the three months ended March 31, 2013 were $7.8 million and 23%, respectively, compared to $16.1 million and 37%, respectively, for the three months ended March 31, 2012. This decrease in gross margin percentage was due primarily to warranty adjustments of $2.6 million and net extended coverage claims of $1.2 million in the three months ended March 31, 2013 period recorded in accordance to CWI’s warranty evaluation process, during which engine component failure rates and repair costs are compared to expected costs. Excluding these warranty related impact, CWI’s gross margin percentage would have been 36%. CWI parts gross margin percentage was 44% for the three months ended March 31, 2013 compared to 39% for the three months ended March 31, 2012. This increase was primarily due to the mix of parts sold and reduced parts selling and operating expense.

WWI gross margin increased $0.9 million to $7.1 million, or 7% of revenue from $6.2 million or 17% of revenue. The decrease in gross margin percentage related primarily to product mix and remains discounted as WWI penetrates new markets and builds market share.

Research and Development Expenses

The following table presents details of R&D expense by segment for the three months ended March 31, 2013 compared to three months ended March 31, 2012:

Research and Development
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2013	2012	$	%

Applied Technologies	$1.4	$0.9	$0.5	56%
On-Road Systems	3.8	7.7	(3.9)	-51%
New Markets and Off-Road Systems	0.4	0.5	(0.1)	-20%
Corporate and Technology Investments	14.8	5.1	9.7	190%
Total research and development	$20.4	$14.2	$6.2	44%

Research and development expenses, net of program funding, for the three months ended March 31, 2013 increased $6.2 million to $20.4 million compared to $14.2 million for the three months ended March 31, 2012.

Applied Technologies research and development expenses increased $0.5 million primarily related to new product development programs, salaries and benefits and costs related to our Australian facility.

On-Road Systems research and development expenses decreased $3.9 million primarily related to the prior year launch of the Westport WiNG Power System on the F-250/F-350 bi-fuel Super Duty pickup trucks.

Corporate and Technology Investments research and development expenses increased $9.7 million from $5.1 million to $14.8 million driven by increases in investment under our new and existing development programs.

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General and Administrative Expenses

The following table presents details of G&A expense by segment for the three months ended March 31, 2013 compared to three months ended March 31, 2012:

General and Administrative
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2013	2012	$	%

Applied Technologies	$2.5	$2.1	$0.4	19%
On-Road Systems	2.3	1.7	0.6	35%
New Markets and Off-Road Systems	0.9	-	0.9	n/a
Corporate and Technology Investments	6.0	7.7	(1.7)	-22%
Total general and administrative	$11.7	$11.5	$0.2	2%

General and administrative expenses for the three months ended March 31, 2013, increased $0.2 million to $11.7 million compared to $11.5 million for the three months ended March 31, 2012.

Applied Technologies general and administrative expenses increased $0.4 million primarily due to increase in costs related to the acquisition of facilities and assets of AEC in Australia.

On-Road Systems general and administrative expenses increased $0.6 million due to increased headcount, higher facilities and office expenses related to our Detroit and Kentucky facilities.

Off-Road Systems had an increase from $0 to $0.9 million as there was limited activity other than sales and marketing activity in the prior year period.

Corporate and Technology Investments general and administrative expenses decreased $1.7 million primarily related to a reduction in professional service fees incurred in the prior year period.

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Sales and Marketing Expenses

The following table presents details of S&M expense by segment for the three months ended March 31, 2013 compared to three months ended March 31, 2012:

Sales and Marketing
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2013	2012	$	%

Applied Technologies	$1.0	$0.8	$0.2	25%
On-Road Systems	3.3	3.1	0.2	6%
New Markets and Off-Road Systems	1.5	1.2	0.3	25%
Corporate and Technology Investments	1.6	1.2	0.4	33%
Total sales and marketing	$7.4	$6.3	$1.1	17%

Sales and marketing expenses for the three months ended March 31, 2013, increased $1.1 million to $7.4 million compared to $6.3 million for the three months ended March 31, 2012.

Applied Technologies sales and marketing expenses increased $0.2 million due to the increased sales and marketing activities including conferences.

On-Road Systems sales and marketing expenses increased $0.2 million as a result of the sales and marketing associated with the F-250/F-350 bi-fuel Super Duty pickup trucks and increased headcount.

Off-Road Systems sales and marketing expenses increased $0.3 million as a result of market development initiatives for Off-Road applications and OEM activities in China and increase in headcount.

Corporate and Technology Investments sales and marketing expenses increased $0.4 million primarily due to increase in headcount related to market development initiatives.

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Unconsolidated Joint Venture Operating Expenses

The following table presents details of the operating expense of our joint ventures for the three months ended March 31, 2013 compared to three months ended March 31, 2012:

Unconsolidated Joint Venture Operating Expenses
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2013	2012	$	%

CWI	$10.8	$4.7	$6.1	130%
WWI	3.7	4.2	(0.5)	-12%

Total JV operating expenses	$14.5	$8.9	5.6	63%

CWI operating expenses were $10.8 million for the three months ended March 31, 2013 compared with $4.7 million for the three months ended March 31, 2012. The $6.1 million increase was primarily due to higher material and salary related costs associated with new product development and current product improvement, an increase in policy expense and decrease in government funding.

WWI operating expenses were $3.7 million for the three months ended March 31, 2013 compared with $4.2 million for the three months ended March 31, 2012. The decrease relates primarily to lower product development costs and facilities and support costs associated with rapid growth in the prior year period.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro including the Euro denominated long-term liability payable to Societa Italiana Tecnomeccaica La Precisa S.p.A and SIT International B.V., (“the Sellers”) of OMVL. For the three months ended March 31, 2013, we recognized a net foreign exchange gain of $3.0 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange loss of $0.4 million for the three months ended March 31, 2012. A majority of the foreign exchange gain for the three months ended March 31, 2013 is unrealized.

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Depreciation and amortization for the three months ended March 31, 2013 was $3.6 million compared to $2.5 million for the three months ended March 31, 2012. The increase primarily related to depreciation of the property and equipment purchases and the intangible assets acquired in the prior year.

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and 35% interest in WWI.

Income from investment accounted for by the equity method
(expressed in millions of U.S. dollars)
	Three months ended March 31,
	2013	2012

CWI - 50% interest	$0.8	$4.8
WWI - 35% interest	1.0	0.6
Other	(0.1)	0.1

Income from investment accounted for by the equity method	$1.7	$5.5

Interest on long-term debt and amortization of discount expense primarily relates to our CDN$ debentures, amortization of deferred financing charges and interest on our senior financing facilities.

Interest on long-term debt and amortization of discount
(expressed in millions of U.S. dollars)
	Three months ended March 31,
	2013	2012

Canadian debentures	$0.8	$0.8
Senior financing facilities	0.3	0.3
Amortization of discount and non cash interest expense	0.2	0.2

Total Interest on long-term debt	$1.3	$1.3

Income tax expense for the three months ended March 31, 2013 was $0.3 million compared to an income tax expense of $0.8 million for the three months ended March 31, 2012. The decrease primarily relates to permanent differences reducing taxable income in Emer and OMVL in the current year period.

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CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at March 31, 2013, our cash, cash equivalents and short-term investment position was $173.9 million, a decrease of $42.0 million from $215.9 million at December 31, 2012. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the three months ended March 31, 2013, our cash used in operations was $33.4 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $29.1 million. Changes in non-cash working capital resulted in a use of $4.3 million. The $4.3 million change in working capital was impacted, by decreases in accounts payable and accrued liabilities of $0.9 million, warranty liability of $0.6 million, deferred revenue of $0.3 million, increase in inventory of $4.4 million and prepaid expenses of $0.5 million partially offset by a decrease in accounts receivable of $2.4 million. Cash used in investing activities included purchase of fixed assets of $8.2 million offset by cash received from sale of short-term investments of $18.7 million and $1.5 million in dividends received from joint ventures. Cash provided by financing activities included $0.1 million in shares issued for stock option exercises offset by repayment of a portion of the long-term debt within Emer of $1.8 million.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid at the end of the fiscal year) and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On February 27, 2012, the Company issued a total of 6,325,000 Common Shares at a price of $43.25 per share for gross proceeds of $273.6 million. The net proceeds of $265.4 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on industrial and automotive, and On-Road and Off-Road applications and capital expenditures including new test facilities.

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Our cash position at March 31, 2013 includes cash generated from several other sources, including product revenue, parts revenue and service and other revenue. Therefore, our cash position is net of expenditures related to the use of proceeds disclosed in the public offering. To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

		Estimate of proceeds used during the
		Three months	Twelve months
	Estimated use of proceeds	ended	Ended
(expressed in millions of U.S. dollars)	at time of public offering	March 31, 2013	December 31, 2012	Inception to date
	$	$	$	$

Off-Road Applications (formerly HHP Applications)	50.0 – 100.0	2.3	6.5	8.8
Capital Expenditures	30.0 – 50.0	3.1	14.2	17.3
Geographic Expansion (formerly HD business units)	20.0 – 40.0	9.2	37.0	46.2
Geographic Expansion (formerly LD business units)	20.0 – 40.0	8.7	29.5	38.2
General Corporate Purposes	36.3 – 146.3	16.3	28.1	44.4

	266.3	39.6	115.3	154.9

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

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SHARES OUTSTANDING

For the three months ended March 31, 2013 and 2012 the weighted average number of shares used in calculating the loss per share was 55,342,332 and 50,883,897, respectively. During the three months ended March 31, 2013, we granted 565,290 share units relating to our long-term incentive programs. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	March 31, 2013		May 2, 2013
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Shares outstanding	55,400,276		55,620,628
Share Options
- Outstanding	974,103	28.08	945,126	28.78
- Exercisable	406,980	20.17	378,003	21.32
Share Units
- Outstanding	1,532,141	N/A	1,416,572	N/A
- Exercisable	283,327	N/A	270,804	N/A

(weighted average exercise prices are presented in Canadian dollars)

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, income from investment accounted for by the equity method, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

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The following table provides summary unaudited financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)
Three months ended	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12	30-Sep-12	31-Dec-12	31-Mar-13
(expressed in millions of United States dollars except for per share amounts)
Product revenue	$12.1	$31.0	$32.1	$35.3	$34.3	$28.3	$31.0	$27.3
Parts revenue	0.8	0.5	1.0	0.7	0.7	1.0	1.1	1.3
Service and other revenue	-	0.4	9.8	-	14.1	1.4	7.8	1.4
Total revenue	12.9	31.9	42.9	36.0	49.1	30.7	39.9	30.1

Cost of product and parts revenue	11.7	26.8	28.5	27.1	26.0	22.9	26.5	22.0
Gross margin	1.2	5.1	14.4	8.9	23.1	7.8	13.3	8.1
Gross margin percentage	9%	16%	33%	25%	47%	25%	33%	27%

Net loss for the period	$(18.1)	$(13.2)	$(14.5)	$(22.6)	$(6.1)	$(32.5)	$(37.6)	$(31.8)

Loss per share
Basic and Diluted (1)	$(0.38)	$(0.27)	$(0.30)	$(0.44)	$(0.11)	$(0.59)	$(0.68)	$(0.57)

Income from unconsolidated joint ventures:

CWI net income attributable to the Company	2.9	4.7	5.3	4.8	3.6	3.6	1.2	0.8

WWI net income attributable to the Company	0.4	0.4	0.5	0.6	1.1	0.7	0.5	1.0

(1) Fully diluted loss per share is not materially different as the effect of stock options, restricted share unts and performance share units would be anti-dilutive.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations and commitments have been disclosed in our annual MD&A dated March 6, 2013 and are substantially unchanged.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated March 6, 2013 and are substantially unchanged.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the fiscal year ended December 31, 2012 under the heading “Risks Factors” and is available on SEDAR at www.sedar.com.

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NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in millions of U.S. dollars)	Three months ended March 31,
	2013	2012
Cash flow from operations
Net loss for the period	$(31.8)	$(22.6)
Items not involving cash:
Depreciation and amortization	3.6	2.5
Stock-based compensation expense	3.4	3.6
Unrealized foreign exchange loss (gain)	(3.0)	0.4
Deferred income tax expense	-	0.4
Income from investment accounted for by the equity method	(1.7)	(5.5)
Accretion of long-term debt	0.5	0.2
Other	(0.1)	-

Cash flows from operations before changes in non-cash operating working capital	$(29.1)	$(21.0)

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